SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                             Carlyle Industries, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   143093102
                                 (CUSIP Number)

                                 January 25, 2000
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 143093102

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 966,075 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 966,075 (1)(2)
Person
With
               8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     966,075 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 6.9%

12.  Type of Reporting Person: PN

--------------
(1) Includes 966,075 shares held by HBK Master Fund L.P. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Master Fund L.P. Accordingly, HBK Master Fund L.P. has no beneficial ownership of such shares. The 13G filed by HBK Investments L.P. on December 21, 1999 is hereby amended as of January 25, 2000 to reflect the transfer of the shares held by HBK Main Street Investments L.P. to HBK Master Fund L.P. HBK Main Street Investments L.P. is a wholly owned subsidiary of HBK Master Fund L.P.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.


CUSIP No. 143093102

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G statement dated December 21, 1999 (the "Schedule 13G") relating to the shares of common stock of Carlyle Industries Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments") and HBK Main Street Investments L.P. ("Main Street") (collectively, the "Reporting Persons")
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners
II L.P., a Delaware limited partnership ("Partners II"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard
L. Booth, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 4.   Ownership.

     (a) - (b)

     Reporting Persons

     Pursuant to an Investment Management Agreement with HBK Master Fund L.P. ("Master"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of the 966,075 shares of Stock held by Master (the "Shares"), which constitute approximately 6.9% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of the Shares.

     Each of (1) Management, as sole general partner of Partners II, and (2) the Managers, as the controlling persons of Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares.

     The Persons listed in Item 2(a) expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Master, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     Managers

     In their capacity as controlling persons of Management, the Managers have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 2, 2000


                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal
                                   Authorized Signatory (1)



                              HBK MAIN STREET INVESTMENTS L.P.


By:  /s/ Kevin O'Neal
                                   Kevin O'Neal
                                   Authorized Signatory(2)


(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.

(2) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Main Street Investments L.P. was previously filed.